13012413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43930

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidential Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5445 DTC Parkway, Suite 1100
(No. and Street)

Greenwood Village (City) CO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel G. Lempe 303-694-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050 (Address) Denver (City) CO (State) 80246 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
15 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel G. Lempe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidential Brokerage, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

NOTARY PUBLIC
STATE OF COLORADO
BRAD DOWELL
My Commission Expires April 19, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDENTIAL BROKERAGE, INC.
(SEC File No. 8-43930)

Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2012
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control and Agreed Upon Procedures
on SIPC-7 Report

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246

PRESIDENTIAL BROKERAGE, INC.
(SEC File No. 8-43930)

Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2012
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control and Agreed Upon Procedures
on SIPC-7 Report

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Presidential Brokerage, Inc.
Greenwood Village, Colorado

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Presidential Brokerage, Inc. (an S-Corporation) as of December 31, 2012, and the related statement of operations, retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Presidential Brokerage, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 5, 2013

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	756,865
Due from clearing house		24,650
Due from related party		15,246
Broker receivable		5,000
Total Current Assets		801,761
PROPERTY AND EQUIPMENT, at cost		
Office equipment and furniture		342,191
Less accumulated depreciation		(342,191)
		-
OTHER ASSETS:		
Clearing deposit		75,000
Deposit		26,803
		101,803
TOTAL ASSETS	$	903,564

See accompanying notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	67,260
Accrued expenses		19,071
Commissions payable		151,999
Total Current Liabilities		238,330
LONG TERM LIABILITY:		
Contingent client claims		42,879
Total Liabilities		281,209
COMMITMENT (Note 4)		
STOCKHOLDERS' EQUITY:		
Common stock, at a stated value of $0.05 per share; authorized 2,000,000 shares, 1,281,700 shares issued and outstanding		64,085
Additional paid in capital		295,894
Retained earnings		262,376
Total Stockholders' Equity		622,355
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	903,564

See accompanying notes to financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:	
Total services	$ 8,010,681
Interest income	4,315
	8,014,996
OPERATING EXPENSES:	
Salaries and commissions	5,068,191
Advertising	557,231
Rent	382,692
Taxes	263,017
Office expense	197,478
Outside services	141,269
Brokerage charges	135,149
Insurance	92,826
Depreciation	79,207
Registration fees	53,320
Telephone	48,210
Other operating	37,810
Travel and entertainment	37,769
	7,094,169
NET INCOME	$ 920,827

See accompanying notes to financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock				
	Shares	Amount	Paid-in Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2012	1,279,700	$ 63,985	$ 295,774	$ 273,947	$ 633,706
Stock grant	2,000	100	120	-	220
Net income	-	-	-	920,827	920,827
Distributions	-	-	-	(932,398)	(932,398)
BALANCE, DECEMBER 31, 2012	1,281,700	$ 64,085	$ 295,894	$ 262,376	$ 622,355

See accompanying notes to financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 920,827
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation	79,207
Issuance of stock for services rendered	220
Increase (decrease) in cash resulting from change in:	
Due from clearing house	6,977
Broker receivable	(5,000)
Accounts payable	(23,368)
Accrued expenses	(8,590)
Commissions payable	(99,971)
Deferred income	(100,000)
Contingent client claims	(54,040)
NET CASH PROVIDED BY OPERATING ACTIVITIES	716,262
CASH FLOWS FROM INVESTING ACTIVITIES:	
Due from related party	(15,246)
Purchase of property and equipment	(79,207)
NET CASH USED FOR INVESTING ACTIVITIES	(94,453)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(932,398)
NET CASH USED FOR FINANCING ACTIVITIES	(932,398)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(310,589)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,067,454
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 756,865
Supplemental disclosure of cash data:	
Taxes paid	$ 616

Supplemental disclosure of non cash financing activities:
During the year ended December 31, 2012, the Company issued 2,000 shares of common stock for services rendered.

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Organization

Presidential Brokerage, Inc. (an S corporation) (the "Company") was incorporated in the state of California on June 25, 1991. The Company is a registered broker-dealer with the Securities and Exchange Commission and with the Financial Industry Regulatory Authority. The Company is also a member of the Securities Investor Protection Corporation (SIPC). The Company's securities business is limited to introducing and forwarding securities on a fully disclosed basis to a carrying broker-dealer. The Company as a matter of policy does not hold funds or securities for customers or owe money or securities to customers.

Revenue Recognition

Securities transactions and the related revenues and expenses are reflected in the financial statements on a settlement date basis, which is generally three business days after the trade date. Revenues and expenses on a trade date basis are not materially different from revenues and expenses on a settlement date basis.

Cash and Cash Equivalents

Investments with original maturities of three months or less are classified as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method over a useful life of five to seven years. Leasehold improvements are amortized over a seven year life. Maintenance and repairs are expensed as incurred. Major betterments are capitalized. The Company takes advantage of Internal Revenue Code Section 179 allowing depreciation write-offs of up to $500,000 in year of acquisition. This method of writing off up to $500,000 in the year of acquisition is not a generally accepted accounting principle; however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. However, the Company operates in California which imposes a minimum franchise tax of $800.

Uncertain Tax Positions

The Company has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2012 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2009 through 2011 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Advertising Costs

Advertising costs are expensed as incurred.

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through February 5, 2013 which is the date the financial statements were available to be issued.

Income Statement Classification of Interest and Penalties

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2012.

2. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $100,000. At December 31, 2012, the Company's net capital was $575,307.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Such exemption is in accordance with paragraph (k) (2) (ii) of the Rule.

3. Retirement Plan

The Company provides 401(k) profit sharing plan which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company does not match contributions.

4. Commitment

Lease Commitment

The Company incurred rental expense of $382,692 in 2012 under four operating lease agreements for office space in Denver, Loveland, Colorado Springs and San Diego, California. The non-cancellable Denver lease expires May 31, 2014.

The Loveland, Colorado lease was signed in July, 2011. Monthly rent is $6,661. The lease expires December, 2018.

The San Diego lease was signed in February, 2011 and the monthly rent is $3,576 for the entire lease term. The lease expires March 31, 2016.

The Colorado Springs lease is month to month.

Future minimum lease payments under these leases through December, 2018 are:

2013	$ 338,902
2014	195,680
2015	91,009
2016	60,275
2017	51,023
2018	52,551
	$ 789,440

5. Common Stock Issued

During 2012, the Company issued 2,000 shares of common stock to an employee with a value of $220 in accordance with the provisions of the stock bonus plan. Accordingly, $120 was allocated to common stock with a stated value of $.05 per share and $100 was allocated to additional paid in capital with a stated value of $.06 per share.

6. Contingent Liability

The Company has accrued $42,879 as a contingency for any possible customer claims. Management feels this is adequate to cover any potential liability.

7. Due from Related Party

During the year ended December 31, 2012, the Company advanced $15,246 to a limited partnership in which a small percentage is owned by a shareholder. The advance is expected to be repaid during the year ended December 31, 2013.

SUPPLEMENTARY INFORMATION

PRESIDENTIAL BROKERAGE, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL,
MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2012

STOCKHOLDERS' EQUITY	$ 622,355
DEDUCTIONS:	
Non-allowable assets	(47,048)
NET CAPITAL	$ 575,307
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $100,000)	$ 100,000
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 281,209
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.488:1

SCHEDULE I

PRESIDENTIAL BROKERAGE, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (ii) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

February 5, 2013

To The Board of Directors and Stockholders
Presidential Brokerage, Inc.
Greenwood Village, Colorado

In planning and performing our audit of the financial statements of Presidential Brokerage, Inc. (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

H + H, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
Presidential Brokerage, Inc.
Greenwood Village, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Presidential Brokerage, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Presidential Brokerage, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Presidential Brokerage, Inc.'s management is responsible for Presidential Brokerage, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled check] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting a $221 difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments] noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [financial statements] supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
February 5, 2013

CK. 21493

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043930 FINRA DEC
PRESIDENTIAL BROKERAGE INC 18*18
5445 DTC PKWY STE 1100
GREENWOOD VILLAGE CO 80111-3058

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 11,776

B. Less payment made with SIPC-6 filed (exclude interest) (6,915)
7-18-12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,861

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,861

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Presidential Brokerage, Inc.
(Name of Corporation, Partnership or other organization)

Daniel J Kempf
(Authorized Signature)

Dated the 22 day of JAN., 2013.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,015,216
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,175,696
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	111,906
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 17,130	
Enter the greater of line (i) or (ii)	17,130
Total deductions	3,304,732
2d. SIPC Net Operating Revenues	$ 4,710,484
2e. General Assessment @ .0025	$ 11,776
	(to page 1, line 2.A.)